

January 11, 2023

David Kuo
General Counsel and Corporate Secretary
Applied Optoelectronics, Inc.
13139 Jess Pirtle Blvd.
Sugar Land, TX 77478

> **Re: Applied Optoelectronics, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 5, 2023**
> **File No. 333-269132**

Dear David Kuo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing